

Karpus Investment Management

Putnam Municipal Opportunities Trust (NYSE: PMO)

Presentation to: Risk Metrics Group Governance Services

March 11, 2010

Timeline of Events

- **Event 1:** September 12, 2008

    - Board of Trustees approves "in principle" a plan to merge PMO into an open-end fund with a similar investment strategy

    - Stated that "in connection with the proposed merger, all of the Fund's preferred shares would be redeemed for cash at par."

    - Benefits listed included:
        - (1) The opportunity to invest in an established open-end fund that pursued a tax-exempt investment strategy
        - (2) The elimination of the discount to net asset value at which shares of the Fund historically traded
        - (3) The ability to redeem shares at their net asset value on a daily basis; and
        - (4) Choice of timing of any recognition of taxable gain or loss occasioned by the redemption of shares

 

Timeline of Events

- **Event 2:** October 30, 2008

  - Board of Trustees announced **<u>formal approval</u>** of the merger of PMO into Putnam Tax Exempt Income Fund. In fact, the Board went so far as to state an anticipated record date and meeting date to submit the merger proposal to shareholders.

  - The Board continued to cite the same 4 benefits listed in their September 12, 2008 press release

  - The Board also stated the "Putnam Tax Exempt Income Fund shareholders are expected to benefit from lower overall expenses as a result of the additional assets in connection with the mergers."

 

Timeline of Events

- **Event 3:** January 9, 2009

    - The Board of Trustees, **under the advisement of Putnam Investment Management**, the Fund's manager, delayed the merger in light of "current unsettled market conditions."

    - The Trustees stated that they continue to believe that the proposed merger is in the best long-term interests of shareholders.

 

Timeline of Events

- **Event 4:** June 26, 2009

    - **Putnam Investments** advised the Trustees that current market conditions made it inadvisable to implement the proposed merger.

    - The "Firm" has concluded that implementation of the proposed mergers in the near future would not be in the interests of PMO's **common shareholders**

 

Comments to Timeline

- We believe Trustees are aligned with Putnam Management and not shareholders. Why didn't the Fund poll its owners or submit the proposed merger to the Fund's owners?
    - The Trustees are responsible for "assuring that your fund is managed in the best interests of shareholders." (Fund Proxy Statement p. 14). However, they followed the direction of Fund management before they even presented the merger to Fund shareholders for approval.

- Why would common shareholders vote against the ability to receive net asset value for their shares?

- Why would locked in preferred shareholders choose to not have their shares liquidated at par value?

- The Fund and Trustees actions have proven to be reactive rather than proactive.

- Putnam Investment Management continues to collect fees on the captive and levered assets of the Fund. Many other closed-end funds have been proactive in replacing their preferred shares with cheaper long-term solutions for shareholders. PMO only partially began this process and then stopped – apparently, again, after advice from Putnam Investment Management.



Continual Below Avg. Performance



Q4 | 2009

A world of investing.™

Putnam INVESTMENTS

Putnam Municipal Opportunities Trust

Category
Closed End

Portfolio managers
Thalia Meehan (Industry since 1983)
Paul Drury (Industry since 1989)
Susan McCormack (Industry since 1988)

Symbols
Quotron PMO
CUSIP 746922-10-3

Lipper rankings

1 year	49% (28/57)
3 years	59% (34/57)
5 years	67% (38/56)
10 years	70% (29/41)

Category:
Closed-end General Muni Debt Funds (Leveraged)

Number of holdings
321

Net assets
$680.96M

Dividend frequency
Monthly

Leverage percentage
26%

Average effective maturity
9.92

Average effective duration without leverage
7.31

Average quality
A

Average coupon
7.50%

Current NAV
$11.71

Current market price
$11.13

Objective

The fund seeks to provide as high a level of current income free from federal income tax as Putnam Management believes is consistent with the preservation of capital. The fund's shares trade on a stock exchange at market prices, which may be lower than the fund's net asset value. The fund uses leverage, which involves risk and may increase the volatility of the fund's net asset value.

Quality breakdown

AAA	19.7%
AA	14.2
A	30.5
BBB	28.2
BB	5.1
B	1.8
CCC and below	0.5

Allocations will vary over time. Due to rounding percentages may not equal 100%.

MATURITY BREAKDOWN	
0 to 1 year	14.6%
1 to 5 years	16.4%
5 to 10 years	30.1%
10 to 15 years	5.7%
Over 15 years	33.3%

Maturity breakdown will vary over time.

ANNUAL PERFORMANCE AT NAV (all distributions reinvested)

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Fund	-5.8%	12.9%	5.0%	8.6%	8.5%	6.9%	6.1%	7.2%	0.4%	-21.2%	33.9%
Barclays Capital Municipal Bond Index	-2.1	11.7	5.1	9.6	5.3	4.5	3.5	4.8	3.4	-2.5	12.9

ANNUALIZED TOTAL RETURN PERFORMANCE

	NAV (inception 5/28/93)	Market	Barclays Capital Municipal Bond Index
1 year	33.91%	37.04%	12.91%
3 years	1.93	3.46	4.41
5 years	3.78	4.02	4.32
10 years	6.04	6.86	5.75
Life of fund	5.72	4.99	5.60

Data is historical. Past performance is not a guarantee of future results. More recent returns may be less or more than those shown. Investment return, net asset value, and market price will fluctuate and you may have a gain or a loss when you sell your shares. Performance does not reflect taxes on reinvested distributions.

The Barclays Capital Municipal Bond Index is an unmanaged index of long-term fixed-rate investment-grade tax exempt bonds. You cannot invest directly in an index.

Lipper rankings are without sales charges and based on similar investment styles or objectives as determined by Lipper. Lipper calculations for reinvested dividends may differ from actual performance.

Lower-rated bonds may offer higher yields in return for more risk. Capital gains, if any, are taxable for federal and, in most cases, state purposes. For some investors, investment income may be subject to the federal alternative minimum tax. Income from federally exempt funds may be subject to state and local taxes. Mutual funds that invest in bonds are subject to certain risks including interest-rate risk, credit risk, and inflation risk. As interest rates rise, the prices of bonds fall. Long-term bonds are more exposed to interest-rate risk than short-term bonds. Unlike bonds, bond funds have ongoing fees and expenses.

CUSIP 746922-10-3
Lipper rankings
1 year 49% (28/57)
3 years 59% (34/57)
5 years 67% (38/56)
10 years 70% (29/41)
Category:
Closed-end General Muni
Debt Funds (Leveraged)
Number of

Opportunity Costs of Suspended Merger

Average 2009 Discount	6.70%
Lost Performance due to PMO vs Lipper Average **(2009)**	1.20%
Total	**7.90%**

*__**Trustees statement that shareholders will be forced to incur costs in locating and acquiring an alternative fund is not feasible. There are 222 other leveraged municipal closed-end funds to choose from.__*

 

Fund Performance Has Little to do with "Wisdom" of Trustees or Fund Management

- While the Fund's discount currently is narrow relative to its historic average, it remains wide relative to its Lipper leveraged closed-end fund category peers (Source: Bloomberg).
  - In fact, the average discount for PMO has narrowed from a quarterly average of -10.88% in Q3 2008 (when the merger was initially approved) to -5.64% through Q4 2009 (which we feel may reflect the market's anticipation of a potential open-ending).
  - Shares have not traded at an average premium since 2001, leaving investors no recent opportunities to exit their Fund at net asset value.

- We feel that this additional buying played a key role in substantially narrowing the discount to net asset value at which the Fund's shares trade and had little if anything to do with the Trustees' "wisdom."

- Further, we believe the discount has likely been diminished and remains narrow due to the disclosure of our shareholder proposal and Trustee nominees.

 

Auction Rate Preferred Share Concerns

- Preferred directors have a primary duty to look after the best interests of preferred shareholders and may have a secondary duty to common shareholders as prescribed by state law.

  - Section 18(a)(2)(c) provides that: "…provision is made to entitle the holders of such senior securities (ARPS), voting as a class, to elect at least two directors at all times." No mention is made that these representatives of the preferred shareholder would represent the interests of any other class of shareholder.
  - In fact, other classes' rights are subordinate to the senior securities rights as is evident later in Section 18(a)(2)(c) (such class) "to elect a majority of the directors if at any time dividends on such class of securities shall be unpaid in an amount equal to two full years' dividends on such securities."
  - Further, Section 18(a)(2)(e) goes on to state that "such class of stock (ARPS) have complete priority over any other class as to the distribution of assets…"

- It is clear that the spirit and intent of the Investment Company Act of 1940 was to provide ARPS shareholders with at least two directors that would look after the best interests of preferred shareholders with priority over other non-senior classes of stock.

KARPUS INVESTMENT MANAGEMENT



Auction Rate Preferred Share Concerns

- Although our firm owns no preferred shares of stock, our shareholder proposal, which is supported by our nominees and unanimously opposed by the incumbent management, trumps our lack of shareholder representation.

- The implementation of our proposal would require the Fund to redeem all preferred shares at par value. There can be no way to argue that this is not in the best interests of preferred shareholders.

- The two incumbent preferred directors recommended against our shareholder proposal and agreed to indefinitely delay the Board's proposal to open-end. This, in our opinion, clearly represents a breach of their fiduciary duty to preferred shareholders.



Conclusion

ALL of the benefits listed by the Fund and Trustees are still applicable today. Coupled with our beliefs about the preferred shareholder directors and their breach of fiduciary duty to those they were elected to "represent," we think Risk Metrics should issue a vote recommendation as follows:

- (1) FOR ALL of Karpus' Trustee Nominees to be voted on by the common and preferred shareholders voting together as a class (Messrs. Baer, Chapman, Hoyt, Lessard, Orvieto and Regan);
- (2) FOR ALL Karpus Trustee Nominees to be voted on solely by the preferred shareholders (Messrs. Cohen and Goldstein); and
- (3) FOR Karpus' proposal recommending that the Trustees promptly consider converting the Fund to an open-end format.

 